Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., NW, Suite 500
Washington, DC  20036
202.822.9611

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 9, 2010

Via EDGAR

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Nationwide Mutual Funds (the “Registrant”)
(File No. 333-170575)

Dear Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is a separate correspondence as requested by the Staff’s comments conveyed telephonically on November 19, 2010 with regard to the Registration Statement on Form N-14 (the “Registration Statement”), filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended.  The comments are summarized below, followed by the Registrant’s response to the comments.  The Nationwide Fund following the proposed merger is referred to herein as the “New Fund.”

Accounting Survivor Analysis

1.           Comment:  Provide, as separate correspondence, the accounting survivor analysis for the reorganization (the “Reorganization”) of the Nationwide Large Cap Value Fund (“Large Cap Value Fund”), with and into the Nationwide Fund (“Nationwide Fund”) (each a “Fund” and together the “Funds”).

Response:  The Registrant believes that Nationwide Fund is the appropriate accounting survivor.  According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely

1	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

resembles the new fund.  In NAST, the Staff listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)  Comparison of investment advisers.  Nationwide Fund Advisors (“NFA”) is the named investment adviser to each of the Funds.  Aberdeen Asset Management, Inc. (“Aberdeen”) and Diamond Hill Capital Management (“Diamond Hill”) serve as subadvisers to the Nationwide Fund, while NorthPointe Capital LLC (“NorthPointe”) currently acts as subadviser to the Large Cap Value Fund. After the merger, NFA will continue to manage the Nationwide Fund, with Aberdeen and Diamond Hill acting as subadvisers.

This factor suggests that the performance history of the Nationwide Fund should be carried forward, as the New Fund will retain NFA as its adviser, and Aberdeen and Diamond Hill as subadvisers.

(ii)  Comparison of portfolio composition.  Unlike the Nationwide Fund, the Large Cap Value Fund maintains a stated policy of investing primarily in large-cap stocks.  In addition, the Large Cap Value Fund invests primarily in “value” stocks, i.e., stocks that the Fund’s subadviser believes to be trading at prices that do not reflect their intrinsic value.  The Nationwide Fund typically includes value stocks in its portfolio, although it includes other types of stocks, such as “growth” stocks, as well.  Under normal circumstances, the Nationwide Fund invests in a diversified portfolio of common stocks (not necessarily limited to large-cap stocks) to produce an overall blended equity portfolio consisting of various types of stocks that offer the potential for capital growth and/or dividend income.

The New Fund will retain the portfolio composition of the Nationwide Fund, and will include types of securities (i.e. growth stocks) generally not included in the Large Cap Value Fund’s portfolio. Therefore, this factor suggests that the Nationwide Fund should be the accounting survivor following the merger.

(iii)  Comparison of investment objectives, policies and restrictions.  The investment goals, policies and restrictions for both Funds are comparable.  The Large Cap Value Fund’s objective is to seek to maximize total return, consisting of both capital appreciation and current income.  The Nationwide Fund’s objective is to seek total return through a flexible combination of capital appreciation and current income.

The principal strategies and policies of the Large Cap Value Fund are similar in some respects, but differ in other material respects from the principal strategies and policies of the Nationwide Fund.  The most significant difference between the Large Cap Value Fund and Nationwide Fund is that the Large Cap Value Fund maintains a policy of investing primarily in large-cap companies, while the Nationwide Fund maintains no such policy relating to the capitalization size of eligible stocks.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

Nevertheless, the Nationwide Fund’s benchmark is the S&P 500 Index, a market capitalization-weighted index of 500 widely held stocks of large-cap U.S. companies.  In addition, the Large Cap Value Fund focuses primarily on value stocks, while the Nationwide Fund may include stocks that exhibit a value, growth or other style in order to produce an overall blended equity portfolio.  Finally, the Nationwide Fund, unlike the Large Cap Value Fund, is managed by multiple subadvisers.

The Funds have the same fundamental investment restrictions.

The New Fund will retain the investment objectives, policies and restrictions of the Nationwide Fund. Therefore, this factor suggests that the Nationwide Fund should be the accounting survivor following the merger.

(iv)  Comparison of expense structure and expense ratio.

The Nationwide Fund has lower expenses than the Large Cap Value Fund, mainly due to the difference in asset size between the two Funds. The expense structure and expense ratios for the Funds, as well as the New Fund post-merger, are listed below.

All expenses are as of October 31, 2009.

Load Structure for each Fund (Class A shares)
Large Cap Value Fund: 5.75%
Nationwide Fund: 5.75%
New Fund: 5.75%

Net Expense Ratios for each Fund
Large Cap Value Fund: 1.52% (Including waiver – 1.14%)
Nationwide Fund: 1.17%
New Fund: 1.17%

Total Direct and Acquired Annual Fund Operating Expenses, Class A exclusive of waivers:
Large Cap Value Fund: 2.66%
Nationwide Fund: 1.17%
New Fund: 1.17%

Advisory Fees for each Fund
Large Cap Value Fund: 0.75%
Nationwide Fund: 0.58
New Fund: 0.58

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

As a result of the difference in asset size, the Nationwide Fund’s expenses are lower than those of the Large Cap Value Fund, and are identical to the expenses of the New Fund after the merger. This factor suggests that the Nationwide Fund should be the accounting survivor following the merger.

(v)  Comparison of relative asset sizes of the Funds involved in the Reorganization.  The net assets of the Nationwide Fund ($704.4 million as of June 30, 2010) are significantly larger than the net assets of the Large Cap Value Fund ($14.2 million as of June 30, 2010).  Therefore, the net current assets of Nationwide Fund will constitute approximately 98% of the New Fund post-merger while the Large Cap Value Fund’s current net assets will constitute the remainder.  Because the Nationwide Fund will constitute the majority of the assets of the New Fund post-merger, this factor suggests that the Nationwide Fund should be the accounting survivor.

Conclusion:  In light of the fact that following the merger the advisory team, portfolio composition, objective, policies and restrictions, and expense structure of the Nationwide Fund will survive and Nationwide Fund’s current assets will constitute a substantial majority of the New Fund, the Registrant believes that the accounting survivor should be the Nationwide Fund. We note that the performance record of the Funds is quite similar, although the Large Cap Value Fund has slightly better returns over the 1- 3- and 5-year periods.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/Peter M. Hong
Peter M. Hong, Esq.